UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                       Point.360 (formerly named New 360)
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                   730507 100
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                                 (CUSIP Number)

                               Haig S. Bagerdjian
                            2777 North Ontario Street
                                Burbank, CA 91504
                                 (818) 565-1400
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 13, 2007
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

CUSIP NO. 730507 100
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      1.    Name of Reporting Person

            Haig S. Bagerdjian

            I.R.S. Identification No. of above person (entities only)

            Not applicable
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      2.    Check the Appropriate Box if a Member of a Group.
            (a) |_|
            (b) |_|
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      3.    SEC Use Only
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      4.    Source of Funds

            PF
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      5.    Check if Disclosure of Legal Proceedings is Required Pursuant to
            Item 2(d) or 2(e). |_|
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      6.    Citizenship or Place of Organization

            United States
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Number of Shares              7.    Sole Voting Power
Beneficially Owned by               3,070,234 shares ((1))
Each Reporting Person         --------------------------------------------------
With                          8.    Shared Voting Power
                                    0 shares
                              --------------------------------------------------
                              9.    Sole Dispositive Power
                                    3,070,234 shares (1)
                              --------------------------------------------------
                              10.   Shared Dispositive Power
                                    0 shares
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      11.   Aggregate Amount Beneficially Owned by Each Reporting Person

            3,070,234 shares (1)
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      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares.
            |_|
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      13.   Percent of Class Represented by Amount in Row (11)

            29.1%
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      14.   Type of Reporting Person

            IN
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(1) Does not include the shares underlying the options granted to Mr. Bagdjian on February 13, 2008, none of which is exercisable until February 13, 2009.


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

Item 1. Security and Issuer

      This Schedule 13D relates to the common stock, no par value (the "Common Stock"), of Point.360, a California corporation formerly named New 360 (the "Company"), the principal executive offices of which are located at 2777 North Ontario Street, Burbank, California 91504.

Item 2. Identity and Background

      (a) This Schedule 13D is filed by Haig S. Bagerdjian.

      (b) The principal business address of Mr. Bagerdjian is 2777 North Ontario Street, Burbank, California 91504.

      (c) Mr. Bagerdjian's principal occupation is Chairman, President and Chief Executive Officer of the Company. The Company is principally engaged in servicing the post-production needs of entertainment studios, corporations, and independent producers. The Company's address is 2777 North Ontario Street, Burbank, California 91504.

      (d) and (e) During the last five years, Mr. Bagerdjian (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Bagerdjian is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

      The information contained in Item 4 is incorporated by reference into this
Item 3.

Item 4. Purpose of the Transaction

      Prior to August 13, 2007, the Company was a wholly owned subsidiary of Point.360, a California corporation (the "Predecessor Company"). On August 13, 2007, the Predecessor Company distributed to its shareholders on a pro rata basis all of the outstanding Common Stock of the Company (the "Spin-Off"). In the Spin-Off, each shareholder of the Predecessor Company received one share of Common Stock (and a related preferred share purchase right) for each share of common stock of the Predecessor Company held by the shareholder as of the record date of August 7, 2007. By virtue of his ownership of 3,070,234 shares of common stock of the Predecessor Company (which he had acquired with personal funds), Mr. Bagerdjian received 3,070,234 shares of Common Stock in the Spin-Off. On August 14, 2007, the Predecessor Company was merged into DG FastChannel, Inc., a Delaware corporation, with DG FastChannel, Inc. continuing as the surviving corporation. The Company subsequently changed its name from New 360 to Point.360.

      On February 13, 2008, Mr. Bagerdjian was granted 5-year options to purchase up to 400,000 shares of Common Stock at $1.79 per share. The options vest equally on each of the first four anniversary dates of the grant, commencing on February 13, 2009.


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

      Depending upon market conditions and other factors that Mr. Bagerdjian deems material, after the date of this Schedule 13D (i) Mr. Bagerjian may purchase additional shares of Common Stock or other securities of the Company in the open market, in private transactions or from the Company, or may dispose of all or a portion of the shares of Common Stock or other securities of the Company that he now owns or hereafter may acquire, and (ii) Mr. Bagerdjian may develop plans respecting, or propose changes in, the management, composition of the board of directors, policies, operations, capital structure or business of the Company, including a possible future sale of the Company. Mr. Bagerdjian does not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of Item 4 of the
Schedule 13D instructions. Mr. Bagerdjian reserves the right to formulate plans or make proposals, and take such actions with respect to his investment in the Company, including any or all of the items specified in paragraphs (a) to (j) of
Item 4 of the Schedule 13D instructions and any other actions as he may determine.

Item 5. Interest in Securities of the Issuer

      Mr. Bagerdjian is the beneficial owner of 3,070,234 shares of Common Stock, constituting 29.1% of such class. Mr. Bagerdjian has sole power to vote, direct the vote of, dispose of, and direct the disposition of, the shares of Common Stock that are described in the preceding sentence.

      Except in connection with his receipt of shares of Common Stock in the Spin-Off described in Item 4, Mr. Bagerdjian has not effected any transactions in the Common Stock during the sixty days prior to the date of this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      None

Item 7. Material to be Filed as Exhibits

      None.

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


February 21, 2008                       /s/ Haig S. Bagerdjian
                                        ----------------------
                                        HAIG S. BAGERDJIAN


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